SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From May 2, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑                              .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 26, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 2, 2005

NEW INDEPENDENT RESOURCE ESTIMATE FOR
IVANHOE’S OYU TOLGOI COPPER/GOLD PROJECT IN MONGOLIA
TO BE DISCUSSED DURING A WEBCAST
TUESDAY, MAY 3, 2005

TORONTO — Ivanhoe Mines will host a live webcast on Tuesday, May 3, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss a new independent estimate of copper and gold resources at the company’s Hugo Dummett Deposit and Southern Oyu Deposits at the Oyu Tolgoi Project (Turquoise Hill) in Mongolia.

Details of the new resource estimate will be announced in a news release to be issued by Ivanhoe Mines on Tuesday, May 3, prior to the webcast. Once issued, a copy of the release will be available on the company’s website at www.ivanhoemines.com.

AMEC Americas Limited, of Canada, is preparing the new resource estimate under the direction of Stephen Juras, P.Geo., and Dr. Harry Parker, Ch. P. Geol., in accordance with Canadian regulatory requirements set out in National Instrument 43-101.

The webcast will be available at www.ivanhoemines.com or www.ccnmatthews.com.

Ivanhoe shares are listed on the New York and Toronto stock exchanges under the symbol IVN.

Information contacts: +1.604.688.5755 – Investors: Bill Trenaman / Media: Bob Williamson